FOR IMMEDIATE RELEASE

Points and Hawaiian Airlines Introduce Global Hotel Booking Redemption Program

Points Travel SaaS Booking Platform Makes it Easy for HawaiianMiles Members to Book Hotel Rooms with Their Loyalty Miles

TORONTO, August 31, 2016 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, and Hawaiian Airlines, Hawaii's largest and longest-serving airline, today announced the launch of a brand new hotel award at hotelawards.hawaiianairlines.com which allows HawaiianMiles members to redeem their frequent flyer miles to pay for all or part of hotel bookings at over 150,000 properties around the globe.

Points Travel is the first private label travel eCommerce service designed specifically for the loyalty industry. The service enables HawaiianMiles to offer members a brand new benefit: the ability to book hotels directly via Hawaiian’s website, by using their accumulated miles or a combination of miles and money.

“We are committed to providing our HawaiianMiles members with the best possible experience, and are always looking for ways to provide value, as well as unique and relevant opportunities for our members to redeem their miles,” said Char Oshiro, senior director for HawaiianMiles at Hawaiian Airlines. “Points Travel will offer our members greater versatility and value when it comes to redeeming miles.”

"Points Travel is a prime example of how expanding reward options to an existing loyalty program can benefit both the brand and member,” said Rob MacLean, CEO of Points. “We recognize that there is an increased desire for greater flexibility and more redemption options so we’re excited to work with Hawaiian Airlines as they deliver this unmatched redemption experience to their members.”

Points Travel can be quickly integrated into any loyalty programs' web and mobile properties to create a highly-converting, travel eCommerce offering that is program-branded and leverages the capabilities of the Points Loyalty Commerce Platform. Currently available in six languages, the user experience is simple and intuitive, taking members from consideration to purchase in just a few clicks, ultimately rewarding members with thousands of points or miles as well the ability to redeem for bookings at thousands of hotels across the globe.

With its leading Loyalty Commerce Platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to power innovative products and services that drive increased revenue and member engagement in loyalty programs. Points leverages its platform to efficiently deliver great services, including Points Travel, to their loyalty program partners. For more about Points' Loyalty Commerce Platform, visit www.points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter @PointsLoyalty or read the Points blog. For Points’ financial information, visit investor.points.com.

About Hawaiian Airlines

Hawaiian® has led all U.S. carriers in on-time performance for each of the past 12 years (2004-2015) as reported by the U.S. Department of Transportation. Consumer surveys by Condé Nast Traveler, Travel + Leisure and Zagat have all ranked Hawaiian the highest of all domestic airlines serving Hawai‘i.

Now in its 87th year of continuous service, Hawaiian is Hawai‘i’s biggest and longest-serving airline, as well as the largest provider of passenger air service from its primary visitor markets on the U.S. Mainland. Hawaiian offers non-stop service to Hawai‘i from more U.S. gateway cities (11) than any other airline, along with service from Japan, South Korea, China, Australia, New Zealand, American Samoa and Tahiti. Hawaiian also provides approximately 160 jet flights daily between the Hawaiian Islands, with a total of more than 200 daily flights system-wide.

Hawaiian Airlines, Inc. is a subsidiary of Hawaiian Holdings, Inc. (NASDAQ: HA). Additional information is available at HawaiianAirlines.com. Follow updates on Twitter about Hawaiian (@HawaiianAir) and become a fan on its Facebook page.

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474